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DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

December 18, 2023

VIA EDGAR TRANSMISSION

Re:  BrightSpring Health Services, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted November 9, 2023

CIK No. 0001865782

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington D.C. 20549-3561

Ladies and Gentlemen:

On behalf of BrightSpring Health Services, Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced draft registration statement on Form S-1 (the “Registration Statement”). The Company has prepared Amendment No. 3 to reflect certain changes, including the presentation of its financial statements as of and for the nine months ended September 30, 2023 and related disclosure throughout the Registration Statement. Additionally, in anticipation of a potential public filing of the Registration Statement as early as January 2024, in Amendment No. 3 the Company has updated the section of the Registration Statement entitled “Executive Compensation” to reflect information relating to the fiscal year ending December 31, 2023. We are seeking confidential treatment for the submission pursuant to Rule 83 of the Commission.

Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this submission.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

Securities and Exchange Commission	December 18, 2023

cc:  Securities and Exchange Commission

Conlon Danberg

Margaret Schwartz

Kristin Lochhead

Jeanne Baker

BrightSpring Health Services, Inc.

Jon Rousseau

Simpson Thacher & Bartlett LLP

Sunny Cheong

Latham & Watkins LLP

Marc Jaffe

Ian Schuman